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Exhibit 99.1

TRANSCANADA CORPORATION — SECOND QUARTER 2004

Quarterly Report to Shareholders

Media Inquiries:	Hejdi Feick/Kurt Kadatz (403) 920-7859
Investor and Analyst Inquiries:	David Moneta/Debbie Stein (403) 920-7911

TRANSCANADA DELIVERS SOLID RESULTS IN SECOND QUARTER
AND ANNOUNCES 163RD CONSECUTIVE DIVIDEND

CALGARY, Alberta — July 23, 2004 — (TSX: TRP) (NYSE: TRP)

Second Quarter 2004 Financial Highlights:

        (All financial figures are in Canadian dollars unless noted otherwise)

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  Second quarter net income of $388 million or $0.80 per share

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  Six months ended June 30, 2004 net income of $602 million or $1.24 per share

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  Second quarter funds generated from operations of $390 million

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  Six months ended June 30, 2004 funds generated from operations of $813 million

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  Board declares $0.29 per share dividend on the company's common shares — the 163rd consecutive quarterly dividend paid by TransCanada and its subsidiary

        TransCanada Corporation today announced net income for second quarter 2004 of $388 million or $0.80 per share compared with $202 million or $0.42 per share for second quarter 2003. The increase was the result of an after-tax gain of $15 million or $0.03 per share from sale of the ManChief and Curtis Palmer power plants to TransCanada Power, L.P. In addition, other gains of $172 million or $0.36 per share were recognized as a result of the removal, in second quarter 2004, of TransCanada's obligation to fund the redemption of TransCanada Power, L.P. units in 2017, as well as a reduction in ownership interest in TransCanada Power, L.P. in the quarter. Of these gains, $132 million were previously deferred and were being amortized into income to 2017. The year-over-year increase in net income for the six months ended June 30, 2004 was also attributable to these gains.

        Net income for the six months ended June 30, 2004 was $602 million or $1.24 per share compared to $410 million or $0.85 for the same period in the prior year. Funds generated from operations for the three and six months ended June 30, 2004 were $390 million and $813 million, respectively, compared to $434 million and $891 million, respectively, for the same periods in 2003.

        During 2004, TransCanada's capital expenditures are expected to total approximately $2.9 billion. Approximately $2.3 billion of that amount, including $0.7 billion of assumed debt, will be used for the acquisition of Gas Transmission Northwest Corporation.

        Hal Kvisle, TransCanada's chief executive officer, said, "Our commitment to long-term growth is demonstrated by initiatives such as TransCanada's agreement to acquire Gas Transmission Northwest, our recent receipt of final approvals needed to begin construction of a 550 megawatt natural gas-fired cogeneration power plant in Bécancour, Québec, and our ongoing effort to play a leading role in the development of the Alaska Highway Pipeline and a constructive role in the Mackenzie Gas Pipeline Project.

        "North American energy demand has increased significantly during the last few decades, and we expect this trend to continue. To help meet the demand and add value for shareholders, we are focused on making strategic and disciplined investments while maintaining a strong balance sheet."

Teleconference

        TransCanada will hold a teleconference today at 9:00 a.m. (Mountain) / 11:00 a.m. (Eastern) to discuss the second quarter 2004 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-877-211-7911 or 416-405-9310 (Toronto area) at least 10 minutes prior to the start of the call. No passcode is required. A live audio webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

        The conference will begin with a short address by members of TransCanada's executive management, followed by a question-and-answer period for investment analysts. A question-and-answer period for the news media will immediately follow.

        A replay of the teleconference will be available two hours after the conclusion of the call until midnight Eastern time on Friday July 30, 2004 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 3079363. The webcast will be archived and available for replay.

About TransCanada

        TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of wholly owned pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing approximately 4,700 megawatts of power generation — an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Second Quarter 2004 Financial Highlights
(unaudited)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
	(millions of dollars)
Operating Results
Revenues	1,256	1,311	2,489	2,647
Net Income	388	202	602	410
Cash Flows
Funds generated from operations	390	434	813	891
Capital expenditures	93	107	194	183
Acquisitions, net of cash acquired	14	3	14	412
	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Common Share Statistics
Net Income Per Share — Basic and Diluted	$0.80	$0.42	$1.24	$0.85
Dividends Declared Per Share	$0.29	$0.27	$0.58	$0.54
Common Shares Outstanding (millions)
Average for the period	484.0	481.1	483.7	480.6
End of period	484.2	481.8	484.2	481.8

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  Exhibit 99.1